WIRELESS ATTACHMENTS, INC.

2789 S. Lamar Street

Denver, Colorado 80227

(303) 763-7527

October 4, 2011

Mr. Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: Wireless Attachments, Inc.

Registration Statement on Form S-1

Filed July 27, 2011

File No: 333-17528

Dear Mr. Mancuso:

We are in receipt of your letter dated August 23, 2011 and have prepared a response as well as prepared an Amendment to our S-1 Registration Statement. Please note that we respond to your comments by referencing the Paragraph numbers from your original letter dated August 23, 2011.

1.                  We have revised our offering to include only 7.18% of the issued and outstanding shares of the Company, none of which are being registered for resale by any affiliates of the Company. By not registering Steve Sinohui’s 2,000,000 shares, we believe that our transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.                  Outside Front Cover Page of the Prospectus: We have revised the outside front cover page of the prospectus to reflect that our Chief Executive Officer will not be registering any of his shares with this Registration Statement. The 154,800 shares of our Common Stock to be registered were issued to investors pursuant to a private offering entered into on November 18, 2010 and closed on March 15, 2011. We issued these securities without registration pursuant to Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”).

3.                  Prospectus Summary: We cannot provide independent, objective support for the benefits of our potential products as we have not yet developed those products or decided upon the technologies, materials and manufacturing processes we will use in the manufacture of our planned products. However, we have stated the fact that we are currently in research and development and are currently developing our planned products throughout the prospectus. We have provided information regarding the different technologies and materials we are researching for the manufacture of our planned products. We have also provided information regarding the manufacturing process we are considering for the manufacture of our planned cloth membranes. We have provided information regarding the demand for our proposed products. We have revised our prospectus to reflect that we have not developed a functioning product and have not yet obtained objective evidence that our potential products can reliably perform the functions or provide the benefits we describe and we have removed any implication throughout the prospectus to the contrary.

4.                  Overview: We have retitled this section “History” and we have indicated where appropriate that our operations are materially dependent on our license agreement with Apple, Inc. and that Apple, Inc. may approve or disapprove of any proposed product for any reason and may terminate the license for any or no reason upon 60 days notice.

5.                  Product Development: We have revised the prospectus to clarify that we are in the process of researching potential processes, technologies and materials for our planned products. The Company intends to develop two types of products: (1) photovoltaic cloth membranes that will work in conjunction with (2) solar charging units. Currently, we are investigating potential materials, technologies and processes that we may use in the manufacture and development of our planned products. We have included disclosures regarding our access to thin-film technologies and how we intend to incorporate these technologies into our planned products. We have also highlighted that we expect to engage outside developers to assist in the development of our products and that the Company has not entered into any agreements with any outside contractors or developers as of the date of the prospectus.

6.                  Growth Strategy: As of the date of the prospectus, we have not yet identified the thin-film technology and materials we may use in our planned products. We have provided discussion regarding the various materials, technologies and manufacturing processes we are considering in the development of our planned products.

7.                  Growth Strategy: We have removed the term licensable from our prospectus. We have modified the prospectus so that it is clear we are developing two types of products, (1) photovoltaic cloth membranes and (2) solar charging units. We included this information in the ‘Product Development” section. We have included information as to how we will derive revenue from direct sales of our planned products to manufacturers of cloth-based consumer products. We have explained that we intend to price our products at a significant margin over our costs of production to achieve a healthy gross margin that will allow us to cover overhead and achieve at least a 2-5% net profit margin in years 1 and 2.

2

8.                  Market: We have attached copies of our market research cited in the prospectus to this response letter. The copies of our market research are not attached as exhibits to our prospectus.

(a)                We confirmed by the dates cited on the articles or research that they are the most recent information available.

(b)               All the data we retrieved are publicly available.

(c)                We did not pay for any data.

(d)               None of the data cited were prepared for us for use in the registration statement.

(e)                We did not obtain the consent of any of the authors as all the information was publicly available.

9.                  Market: We have revised our market segment in total. We have removed all reference to the OPV market and inserted information regarding the solar charging solutions market. We have included data regarding the current size, the projected size and our total available market.

10.              Market: We have clarified how the development of other solar products in the marketplace are relevant to our business and potential products. The fact that currently, in the marketplace, solar charging units are already being incorporated into backpacks and clothing provides evidence to the Company that a market exists for its planned products. The market is already there and we plan to create products that are innovative and use the latest technologies and materials available.

11.              Competition: We have clarified how we expect our planned products will compare to our competitors’. We will compete primarily on the basis of design, development, quality and service. Our business depends on our ability to shape and stimulate consumer tastes and demands by developing innovative and exciting products, as well as on our ability to remain competitive in the areas of quality and price.

12.              Need for Additional Financing: We have added additional information regarding the costs of developing a prototype and the additional costs we believe we will incur to bring our planned products to market. WAI intends to be researching the materials, technologies and processes necessary to create its planned products for at least the next 12 months. We believe that we have raised sufficient capital to fund such research and development. Thereafter, we anticipate it will take an additional three to six months to create a working prototype. Our VP of Product Development estimates it will take $30,000 to $50,000 to create the first prototypes of the PCM and SCU. It will be necessary after 12 months for the Company to raise additional financing to fund the development of its first prototypes, to bring the prototypes to production, for sales and marketing, staffing and for general operating expenses. At this time, we are unsure of how much funding we will need once we complete research and development, because we are unsure of the technologies we will employ to have our planned products manufactured. However, management does believe we will require additional funding between $100,000 and $250,000 to fund the development of its first prototypes, to bring the prototypes to production, for sales and marketing, staffing and for general operating expenses.

3

13.              Risk Factors: We have added risk disclosures regarding (1) the Company’s dependence upon strategic partners for manufacturing, production, warehousing, distribution, research and development and other consulting services; (2) the Management Team’s limited experience in our market; and, (3) the authority given by our Board of Directors to adopt, amend or repeal our bylaws. We did not address our ability to meet OEM quality requirements as the Company will not be an original equipment manufacturer. Nor did we address the lifespan of OPV devices, cell degradation and low efficiencies as we are not certain which technology we will be using in our planned products.

14.              Risk Factors: Our executive officers have agreed to allot a maximum of 20 hour per month to the Company of the business while we are in research and development and we have reflected this in the Risk Factors.

15.              Risks Relating to Our Common Stock: The Company does not intend to become a fully reporting company under Section 12 of the Exchange Act, but rather, will be subject to the reporting requirements of Section 15(d) of the Exchange Act. We have added a risk disclosure to our prospectus advising existing and potential shareholders they will not receive the same disclosure and public information on an ongoing basis as would shareholders in a fully reporting company under Section 12 of the Exchange Act. We also disclose that as a filer subject to Section 15(d) of the Exchange Act, the Company is not required to prepare proxy or information statements, and our Common Stock will not be subject to the protection of the going private regulations.

16.              Determination of Offering Price: We have revised where appropriate to include the information required by Regulation S-K Item 506.

17.              Selling Security Holders: We have clarified the nature of any position, office or other material relationship the Selling Security Holders have had with the Company. We have also clarified the natural persons with voting or dispositive powers with respect to the shares held by each entity in the table. None of our shareholders, aside from Steve S. Sinohui, have held any position or board seat with the Company and none, other than Steve S. Sinohui, have any material relationship with the Company.

18.              Rule 144 Shares: We have disclosed the date on which our outstanding securities could be sold pursuant to Rule 144 as well as the effect of Rule 144(i). Rule 144(i) states if the registrant has insignificant assets, shareholders cannot sell under Rule 144, but the Company must register the shares for sale.

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19.              Common Shares: We have revised the description of our Common Shares to include information regarding dividend rights, sinking fund provisions, redemption provisions and liability to further calls or assessment.

20.              Common Shares: The rights of the holders of our Common Stock, per se, may not be modified. The rights of such holders may, however, be adversely affected indirectly by, for example, the authorization and issuance of additional shares of common stock (resulting in dilution of ownership of existing shareholders) or the creation of a series of Preferred Stock having rights superior to the rights attached to Common Stock. This risk factor has been added, as the response to comment 13, above, points out. We also have added a risk factor disclosing the authority of the directors to adopt, amend, or repeal our Bylaws.

21.              Common Shares: We have described provisions of our Articles of Incorporation and Bylaws that may have an effect of delaying, deferring or preventing a change in Control in our Risk Factors.

22.              Description of Business: We have removed any implication that we have developed a working product and any reference to any benefits or advantages that will result from our business plan or processes, relationships with manufacturers or culture of professionalism.

23.              Summary of License Agreement with Apple, Inc.: We have revised the Summary of License Agreement with Apple, Inc. to quantify the amount of Royalties we must pay to Apple, Inc.

24.              Product Development: We have clarified our relationship with Perceptive Development and Zebulon Solutions. We have also clarified the status of our conversations with Ascent Solar. We are in the discussion stage only and no contracts have been entered into with any of the prospective parties.

25.              Growth Strategy: We have revised the prospectus to clarify when we expect to build our planned products.

26.              Growth Strategy: We have removed the term component manufacturer and clarified that we will contract out the manufacture of our planned products.

27.              Results of Operations: We have corrected the typo in total operating expenses to correspond with total operating expenses reflected in our statement of operations.

5

28.              Results of Operation: We have rounded our loss per share to two decimal places.

29.              Liquidity and Capital Resources: We disclosed how our cash flow from operations was affected by our net operating losses and increases and decreased in accounts payable.

30.              Security Ownership of Certain Beneficial Owners: We have revised the offering and related disclosure to reflect that Steve Sinohui is not registering 2,000,000 shares of his stock in the Company for resale pursuant to this Registration Statement.

31.              Transactions with Related Persons: We have included disclosures to reflect the office space arrangement the Company has with Mr. Sinohui as well as the consulting arrangement the Company has with Mr. Lassen. The Company does not have a formal lease agreement with Mr. Sinohui nor does it have a written consulting agreement with Mr. Lassen.

32.              Available Information: We have added language clarifying to which reporting requirements the Company will be subject once the registration statement is declared effective.

33.              Index to Financial Statements: We have updated our Index to financial statements, the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

34.              Statement of Stockholders’ Equity: We have revised the presentation of stockholders equity to comply with FASB ASC 915-215-45-1

35.              Related Party Transactions: The fair value of facilities use has been immaterial up to now and is not recorded in the financials. As the operations of the registrant increase however, the value of facilities usage and other services may become material and at that time, will be recorded as an expense, with an offsetting liability or contribution to capital.

36.              License Agreement: We have removed any reference to an “exclusive” license agreement with Apple, Inc. from Note 4 of the financial statements.

37.              Exhibit Index: We have attached our Amendment to Articles regarding the rights of our Series A Preferred Stockholders as Exhibit 3.3.

38.              Signatures: We have revised the signature line following the second paragraph of text on the signature page to reflect each capacity in which Steve Sinohui signs the registration statement.

6

39.              Exhibit 10.2: We have included a copy of the signed license agreement with Apple, Inc.

40.              We have attached as an exhibit to our registration statement a currently dated consent from our independent accountant as required by Item 601(b)(23)(i) of Regulation S-K.

Best regards,

/s/ Steve S. Sinohui

Steve S. Sinohui

President and Chief Executive Officer

7

Market Research

Why Apple's iPad Has Entrepreneurs Salivating - DailyFinance

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Why Apple's iPad Has Entrepreneurs Salivating

By Michael Fitzhugh Posted 1:05PM 04/02/10 Company News, Technology, Apple

Comments Print Text Size A A A
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iPod, iPhone, iPad -- iRich.

That pretty much sums up the desire of entrepreneurs, developers and businesses looking to cash in on Apple's (AAPL) iPad release and Steve Jobs's Midas touch by bringing new iPad accessories and software to market.

With its April 3 release, the iPad marks the latest device to glom onto the multibillion-dollar cottage industry

http://www.dailyfinance.com/2010/04/02/ipad-release-has-entrepreneurs-salivating/ 9/7/2011

8

Why Apple's iPad Has Entrepreneurs Salivating - DailyFinance

that has sprung up around Apple's iPod and iPhone. As wanna-be entrepreneurs sit on the sidelines debating whether to jump in, analysts say consider this: Accessories are high-profit-margin items.

That cottage industry serving Apple's iPods and iPhones generates an estimated $6 billion to $7 billion in sales annually, when lumping in headphones, speakers, docking stations, chargers, cases and the like, says NPD Group analyst Steve Baker.

The market for iPad accessories, however, isn't expected to be as lucky.

"It won't even get remotely close to $6 billion or $7 billion in a couple of years," Baker says. "If you sold a few million iPads, that would translate into a few hundred million in accessory sales."

Low-Ticket Accessories

Like the iPhone, the iPad is expected to suffer from a case of spurring low-ticket accessories like silicone cases and inexpensive stands that sell for under $100. For example, an iPhone case can usually be had for under $50 and Bluetooth headphones for about $80, whereas iPod accessories tend to cost much more, with docking stations running upwards of $400.

Since the birth of the iPod in 2001, a slew of "i" companies have formed, from theiStore.com, with its iPod-iPhone accessories, to iLounge.com, which offers iPod, iPhone and iPad news to its readers. And, of course, there are more established corporate players from Belkin to Logitech fishing for a new revenue stream by adding "i" accessories to their product lines.

One of the early entrants to adopt the "i" theme was theiStore.com, which launched its Web site in 2003.

"I bought an iPod and couldn't find a silicone case for it. I was trying to bridge that gap when I found a silicone maker in China who had them available in 40 colors," says Michael Lipner, president of theiStore.com. His company quickly set out to be a distributor of these cases.

Opening Splash

Within the first two years of opening, theiStore.com's sales peaked at more than $2 million, Lipner says.

But the demands of being a small distributor were taxing, and Lipner sold off that part of his business to focus on developing unique iPod and iPhone accessories. But by the time he restructured his business, a number of new competitors had entered the market.

The iStore now generates sales under $2 million annually and is taking a cautious look at the iPad, Lipner says. He notes that for people who are considering jumping into the iPod, iPhone and iPad market, it may be too late. "Lots of people have done just that," Lipner says. "Pretty much any URL that starts with iPod, iPhone and iPad has already entered the field."

Renowned venture capital firm Kleiner Perkins Caufield & Byers is looking to stoke the entrepreneurial fire, announcing Wednesday it planned to double its "iFund" to $200 million. That money is earmarked for investments in new applications for the iPhone, iPod Touch and iPad, an area that has attracted an avalanche of attention from software developers.

Developers focusing on entertainment, communication, social networking, commerce, health care and education for the iPad may attract Kleiner Perkins's attention, creating yet another player in this burgeoning cottage industry.

An Allentown's Worth of Developers

With the kind of money that Kleiner Perkins is dangling for developer entrepreneurs, this industry may burst at

http://www.dailyfinance.com/2010/04/02/ipad-release-has-entrepreneurs-salivating/ 9/7/2011

9

Why Apple's iPad Has Entrepreneurs Salivating - DailyFinance

the seams. According to a Credit Suisse report, Apple has attracted roughly 100,000 developers to create applications for its iPhone operating system -- enough folks to fill Allentown, Penn.

"We expect all ventures to have an iPad strategy," said Kleiner partner John Doerr in a statement. "A new, truly revolutionary platform is rare, and a prize for entrepreneurs."

Already, more than 1,350 iPad apps have hit Apple's iTunes App Store, according to AppAdvice.com, which covers news and reviews on Apple apps. Among those with wares are some of the most established players, such as the successful mobile game developer ngmoco, which has developed seven games for the iPad, including three made exclusively for the new tablet.

"We're finding it to be a Pandora's box of opportunity," says Clive Downie, ngmoco's vice president of marketing. "It has a wonderfully large screen, great touch sensitivity, more touch points than the iPhone. It's an order of magnitude better."

Whether the iPad proves a successful platform for the game developer will depend on Apple's success in selling the device to consumers, he adds. "It's our belief it will be successful and give Apple a foothold in the home environment, in the same way the iPhone and iPod Touch gave them a claim on consumers' time on the go," Downie says. "The iPad is going to give them that in the home."

Good for Independent Developers

Agile Web Solutions, a small independent software developer, says it has had a tremendous number of requests for an iPad version of 1Password and is "treating it like a critical new component" of its 1Password product, a password manager and automatic form-filler first released for Macintosh desktops and laptops.

"We've even heard from plenty of customers who plan on completely replacing either their notebooks or some family members' notebooks with an iPad, so our iPad version has to be the best 1Password client we can make for that device," says David Chartier, Agile's chief media producer.

"I think tablets are going to be an incredible new platform that offers a ton of growth for everyone, but especially independent developers," Chartier says. He expects such developers to push the boundaries of the new device in ways that bigger software developers might not.

"I think we'll see a tremendous amount of useful innovation from Apple with iPhone OS and Google (GOOG) with Chrome OS and Android," he says. "It's all going to translate to a tremendous amount of opportunity for third parties to make these platforms reach their true potential."

With reporting from DailyFinance's *Dawn Kawamoto*

http://www.dailyfinance.com/2010/04/02/ipad-release-has-entrepreneurs-salivating/ 9/7/2011

10

GSMA Research Shows Off-Grid Charging Solutions for Mobile Phones to Power US $2....

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GSMA Research Shows Off-Grid Charging Solutions for Mobile Phones to Power US $2.3bn Market Opportunity

Nearly 500 million mobile users - more than 10% of global subscribers - in emerging markets will benefit

London, October 20 /PRNewswire/ — A new report released today from the GSMA, entitled *Charging Choices*, has revealed a US$2.3 billion* opportunity for mobile operators through the provision of off-grid charging solutions such as solar phones or external solar chargers in emerging markets. Following extensive research, the GSMA's Green Power for Mobile (GPM) programme, who commissioned the research, estimates there are 485 million mobile users without access to the electricity grid, a factor which severely limits usage opportunities. The report identifies a range of charging choices available that, if implemented effectively, will extend service availability and could boost average revenues per user by 10-14%.

"We are extremely excited that operators are able to provide people in off-grid areas with solutions to power mobile phones, as this will not only improve quality of life and access to information but can also act as a unique and significant opportunity to fuel economic growth," said David Taverner, GPM Programme Manager, GSMA. "The figures we used to calculate the market size of off-grid charging solutions were on the conservative side, so the actual benefit to mobile operators could in fact be much greater than the US$2.3 billion we are estimating. This preliminary market overview is the start of what the GSMA believes will be an important area of industry growth in the coming years."

"Mobile networks are increasingly being deployed in rural areas of emerging markets, where consumer access to the grid is at best limited and unreliable and in many cases non-existent," said Windsor Holden, Principal Analyst, Juniper Research. "As Juniper Research has observed, usage will in large be dependent on consumers being able to charge the handset through alternative methods, and solar-powered chargers in particular could become a key means of facilitating reliable access to mobile services in these markets."

"This GSMA's *Charging Choices* report is the most comprehensive document I've seen on the emergence and necessity for alternate mobile power solutions in the developing world," said Tom Bryant, VP global distribution, Digicel.

"Providing people in off-grid areas with the means to power their mobile phone is one of the last hurdles to bringing mobile services to the emerging markets," says Paul Naastepad, CEO of Intivation. "We have been involved in this area for several years and with interest gathering momentum, now is the time to give

http://multivu.prnewswire.com/mnr/prne/gsma/37557/ 9/7/2011

11

solarbuzz Solar Market Research and Analysis

Published on **Solarbuzz** (http://www.solarbuzz.com)

Home > Printer-friendly PDF

Price Collapse Stimulates US PV Market Growth in 2H?11, says Solarbuzz

By ***hboudreau***
Created ***08.08.2011 09:36***
08.09.2011

US to Reach 12% Global Market Share by 2015

SAN FRANCISCO, CALIF., August 9, 2011?Despite a struggling domestic economy, the US solar photovoltaic (PV) market will double in 2011, according to the latest Solarbuzz®***United States PV Market Report*** [1]. 2011 growth rates vary significantly by market segment, an outcome of the vast movements in incentives and policies at the federal, state and local government level over the past 12 months.

?With rapid declines in factory gate prices over the past eight weeks as manufacturers and distributors focus on depleting module inventories, demand has picked up across residential, corporate and government segments,? noted Craig Stevens [2], President of Solarbuzz. ?This acceleration is being supplemented by explosive utility demand and the rush to install before federal cash grants are scheduled to expire at the end of the year.?

The US is forecast to become the third-largest solar photovoltaic market, behind Germany and Italy in 2011. While the US currently comprises 5% of the world PV market, Solarbuzz projects an increase to 12% by 2015.

Policies and Incentives Boost PV Growth in US

US growth in solar has been supported by a combination of incentives and policies instituted at the federal, state and local levels. At the federal level, the Investment Tax Credit (ITC) and the Treasury Cash Grants continue to play an important role in stimulating investments in the PV industry. At the state level, among various policies, Renewable Portfolio Standards (RPS) are driving the expansion of the utilities segment, which increased from 17% of the on-grid PV market in 2009 to 31% in 2010.

In 2010, California still dominated the US PV market; however, the state?s share dropped to 30% from 50% in 2009. The state recently increased its RPS to 33%, positioning California for continued dominance in the US PV market. Following California were New Jersey, Arizona and Colorado. Newcomers to the state top 10 list in 2010 included Nevada, Pennsylvania and New Mexico. In fact, the largest PV project in the country to date, the 48 MW-AC Copper Mountain Solar Project, was built in Nevada in 2010, and the second-largest PV project, the 30 MW-AC Cimarron Solar, is in New Mexico.

Most of the states in the top 10 list incorporated drivers such as state RPS and compliance methods (including

12

RFQs, rebate incentives, and REC financing) that influenced the dynamics and deployment of the market segment in each state. For example, Colorado demonstrated a relatively balanced market mix due to the available REC purchase incentives for residential and non-residential PV systems as well as utility RFQs for large systems. The non-residential PV segment dominated in New Jersey due to the prevalent SREC financing.

US Utility Market Segment Doubles Growth

Utility demand will continue to rise, accounting for close to 60% of the 2015 US on-grid PV market mix in the most aggressive Solarbuzz forecast scenario. Demand for the utility segment has been and will continue to be driven strongly by state RPS, in which state laws require electric utilities to use renewable energy in their portfolio of electricity sources by a specified deadline.

During 2010, the fast-growing utility segment started to cause major restricting of downstream channels, and project developers with or without EPC capability started to take some of the share from conventional PV integrators. The report [1] also indicates a major shift in market share for module manufacturers during 2010, with China-headquartered manufacturers growing their share from 11% in 2009 to 37% in 2010. This rising presence of Chinese manufacturers encouraged direct sales between those manufacturers and system integrators as well as solar lease providers working in concert with system integrators. There are now ten major downstream channels to end-market, with 2010 demonstrating strong build in market share of project developers and direct utility procurement.

Not only was utility segment demand strong in 2010, but the strength of the project pipeline in the US confirms that its market share is likely to increase over the next few years. Instead of just two or three utility systems installing more than 10 MW in a single 12-month period?a typical pattern in recent years?2010 enjoyed 30 projects of 10 MW or more that either started or completed construction in the year. This represents just the start of a fundamental restructuring and reshaping of the US market, as utility-sized projects start to be the primary driver of demand growth.

Figure 1: 2011 On-Grid Market Segment Forecast

US Market Forecast to Grow to 6.4 GW by 2015

Within the next five years, Solarbuzz forecasts the market will grow to up to 6.4 GW depending on the scenario, representing a CAGR of up to 47%. The extension of the Treasury Cash Grant beyond the end of 2011 will be

13

critical to keep fueling demand in the non-residential and utility segments. Without the extension, less capital will be available for large PV projects held back by a limited tax equity capability.

The 2011 Solarbuzz regional reports (***Asia Pacific Major PV Markets*** [3], ***European PV Markets*** [4] and ***United States PV Market*** [1]) are now available?bringing clarity to this complex sales and market environment. Featuring more than 300 pages for each region, the reports focus on the key downstream sales and marketing agenda?helping to resolve the market challenges and identify future sales opportunities. Report content addresses market segmentation and also contains detailed reviews of PV incentive policies, PV project listings by segment (government, corporate and utility customers), downstream channel structure and volumes, financiers and PPA providers and terms, regional economics, downstream company activity and installed PV system pricing?concluding with a focus on the future via five-year market forecasts together with identification of short-term project-by-project order books.

To order Solarbuzz regional reports, contact us at our seven global locations [5], email us at contact@solarbuzz.com [6], or call Charles Camaroto at 1.516.625.2452 for more information.

Report Content Outlines:

- ***Asia Pacific Major PV Markets*** [3]
- ***European PV Markets*** [4]
- ***United States PV Market*** [1]

About Solarbuzz

Solarbuzz, part of The NPD Group, is a globally recognized market research business focused on solar energy and photovoltaic industries. Since 2001, Solarbuzz has grown its client-base to include many of the largest global PV manufacturers, major investment banks, equipment manufacturers, materials suppliers, hedge fund companies, and a vast range of other multi-nationals. Solarbuzz offers a wide array of reports, including Marketbuzz [7], an annual global PV industry report, and Solarbuzz® Quarterly[8], which details both historical and forecast data on the global PV supply chain. The company?s research also provides annual downstream PV market reports by region for Europe, Asia Pacific and US markets. In addition, Solarbuzz.com is a recognized and respected online resource within the solar industry. For more information, visit www.solarbuzz.com [9] or follow us on Twitter at @Solarbuzz [10].

About The NPD Group, Inc.

The NPD Group is the leading provider of reliable and comprehensive consumer and retail information for a wide range of industries. Today, more than 1,800 manufacturers, retailers, and service companies rely on NPD to help them drive critical business decisions at the global, national, and local market levels. NPD helps our clients to identify new business opportunities and guide product development, marketing, sales, merchandising, and other functions. Information is available for the following industry sectors: automotive, beauty, commercial technology, consumer technology [11], entertainment, fashion, food and beverage, foodservice, home, office supplies, software, sports, toys, and wireless. For more information, contact us or visit www.npd.com [12] and www.npdgroupblog.com. Follow us on Twitter at @npdtech [13] and @npdgroup [14].

Solarbuzz and Marketbuzz are registered trademarks of The NPD Group.

© 2011 Solarbuzz, a part ofThe NPD Group. All rights reserved.

14

Alternative Energy eMagazine - Thin Film Photovoltaic (PV) Cells Market Analysis to 20...

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AltEnergy eMagazine Aug / Sept 2010

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This report covers the key market drivers, restrains and growth forecast for major thin film technologies – Amorphous silicon (a-Si), Cadium Telluride (Cdte), and Copper Indium Gallium Diselenide CIGS. The report entails comprehensive analysis of thin-film module production, production capacity, key countries and key industry players. The key study focuses on the global thin film PV industry market outlook along with comparative analysis of different technologies.

Thin Film Photovoltaic (PV) Cells Market Analysis to 2020

Gangadhar Adiboina - GBI Research

Filed Under - Solar Energy - Photovoltaic Systems

POWERING THE FUTURE

The Evolving Thin Film Industry Growth Trajectory to Gain Further Pace Going Forward
Thin-film PV technology witnessed minimal research activities since early 1980's. Post this period, it witnessed a constant advancement, in terms of manufacturing technology and materials used. The pursuit of cost-effective electricity generating technology lured major corporations and investors towards thin film PV industry. The industry saw more than 100 companies entering the market between 2001 and 2009. Thin Film PV technology has seen a major development leap from - only being associated with the little strip of PV cells that power calculators to sophisticated BIPV or solar charges for mobile devices. From a mere 14 MW production in 2001 the market has grown to reach 2141 MW in 2009, at a CAGR of 58%. The market outlook for the coming decade appears promising as the major thin film producing countries - Japan, China, and the US - are announcing aggressive support for renewable energy expansion through incentives and regulations. In the retrospect, the Thin Film module production is projected to grow at the rate of 24% from 2009 to reach 22,214 MW production by 2020.

Global Thin Film Module Production in MW, 2001-2020

Source: GBI Research; F-Forecast

Thin film technology grabbing increasing share in the Solar Photovoltaic Industry
Over the period of time the technology has also been successful in grabbing a growing share of the PV market. Thin film production market share in the global solar PV market grew from a mere 2.8% in 2001 to 25% in 2009, thus dictating a growing share in coming future. Thin film solar PV, as per our estimation, is set to increase its share to ~38% by 2020. Expectations are that in the long-term, thin film solar PV technology would surpass dominating conventional solar PV technology, thus enabling the long sought-after grid parity objective.

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Alternative Energy eMagazine - Thin Film Photovoltaic (PV) Cells Market Analysis to 20...

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Thin Film Market Share in % (in terms of module production), 2001-2020

CIGS – The future market leader
CIGS technology is getting more popular than other thin-film technologies due to its higher efficiency and reduced manufacturing costs. The success of CIGS cells depends on the efficiency, faster and cheaper manufacturing process. The future of CIGS technology is encouraging as a lot of venture capitalist firms are investing in this technology. Investments in excess of $2 billion have already been made for the CIGS market development by various companies. CIGS will most likely be the face of thin film solar PV technology in the future. The technology's value proposition is that it offers, combined advantages of both c-Si, which gives relatively good efficiency and thin-film PV technologies, which claim potential advantages on cost, flexibility, weight, and manufacturability. From 2010, CIGS segment is expected to capture the maximum share in the thin film module market as most of the CIGS manufacturers will begin to attain production cost and conversion efficiencies on par with other thin film technologies especially Cdte.

Thin Film Solar Module Market, by technology type, Market Share in %, 2001-2020

Market Expansion Coupled with the Entry of New Players Driving Growth
With over 160 companies producing thin-film solar cells and modules worldwide, the market includes a number of big players with many years of experience and expanding production capacities (First Solar, Kaneka, Mitsubishi, United Solar etc.). There are also a handful of newcomers, a small number of which have the potential to develop into significant players. Many of these companies are 'pure players', but a lot of companies already that are established in silicon technology are also attempting to enter the thin-film technology market. Many manufacturers (such as Sharp, ErSol and Q-Cells) see the expansion of their thin-film activities as a type of hedging to their existing technology portfolio, while others are dedicated solely to this technology (e.g. Würth Solar, Kaneka, First Solar and Shell). Thus, with the increasing number of manufacturers focusing on this market would eventually lead to major growth in the near future.

Low Efficiency of Thin Film Technologies is a Significant Inhibitor
Due to the low efficiency levels of the thin film technologies, their cost effectiveness is not competitive at present. Therefore, competing with electricity cost generated through conventional sources of energy is currently not possible for thin film technology manufacturers. This has led to uncertainty in technology demand going forward into the future. Coupled with this, capital constraints due to global financial crunch, has led banks and manufacturers, to shy away from financing thin film technology in favor of more mature and abundant crystalline silicon modules for projects in 2009, which may continue in the coming future, resulting in narrowing the thin film expansion.

Competitive landscape
Most of the significant thin film module producers use the aSi technology which indicates the effectiveness and innovative potential of this mature technology. While number of companies in a- Si production are larger than other thin film technologies, Cdte technology emerged as a potential challenger and garnered maximum market share in 2009 with First Solar being the market leader. First Solar's module production was five times the production of the nearest competitor, United Solar. Only one company from the top 10 companies produced significant amount of CIGS modules in 2009, Wuerth Solar. The production numbers for CIGS are expected to change significantly going forward as new entrants plan to begin the production ramp-up, coupled with extensive investment inflow in this segment.

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GBI Research is a leading business information company providing global business information reports and services. Our highly qualified team of Analysts, Researchers, and Solution Consultants use proprietary data sources and various tools and techniques to gather, analyze and represent the latest and the most reliable information essential for businesses to

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Feature

Singapore breakthrough for electronics, solar manufacturing

Published : Monday, August 22nd, 2011

By : Jenny Marusiak

Category : Manufacturing
Region : Australia, Singapore
Tags : electronics, materials science, R&D, solar

Singapore laboratory thinks it has found the right combination for manufacturing self-powered solar printed electronics. Photo: A*Star

A new material developed by a Singaporean science research institute has been hailed as a breakthrough for both the **electronics** and thin-film **solar manufacturing** sectors.

Singapore's Institute of Materials Research and Engineering (IMRE) announced on Tuesday in a press statement the new plastic, or polymeric material, would pave the way for the large-scale manufacturing of printed electronics and organic solar cells, and open up new design options for electronic and solar cell companies.

Printed plastic electronics and organic solar cells are made by printing carbon-based solutions onto a surface to create semi-conductors.

Today most semi-conductors are made through an intensive manufacturing process that involves etching circuits onto an inorganic silicon surface in a carefully controlled cleanroom environment. The process is lengthy and resource-intensive.

IMRE argues that creating a single bulk resource material for use in printed electronics and printed solar cells – the polymer can be used in a roll-to-roll printing process similar to the way newspapers are printed large spools of paper – could revolutionise both industries by lowering costs and accelerating production.

Polymeric materials are not new to either industry; they are studied widely for potential applications in both the electronics and the solar cell industries because they can be used as lightweight, flexible, cheap and disposable products. In neither sector do the materials perform as efficiently as traditional materials used in semi-conductors.

But scientists at IMRE believe they have hit on the right combination of materials to increase the performance sufficiently within both sectors to push the technology into wide-spread commercial use for devices that need both the power-harnessing capabilities of solar and the conductivity of electronic circuits.

"Current polymers are usually good in one aspect or another, either as a good conductor for use in electronics or endowed with high power conversion efficiency – but not both," said Dr Chen Zhi Kuan, the principal IMRE scientist working on the polymers.

"IMRE's polymer functions not only as a good material to make electronic components, the same material can be used to convert sunlight to electricity efficiently," he added.

IMRE said its polymer achieves the same conductivity as current commercially available semiconducting materials and it has significantly improved upon the solar power conversion efficiency of similar materials. The polymer can convert 6.3 per cent of solar power into electricity, compared to the 2.2 per cent conversion from other polymers in the same class.

In January, the National Renewable Energy Laboratory (NREL) in the United States announced that Massachusetts solar research firm Konarka Technologies attained a power conversion efficiency of 8.3 per cent for its polymer based solar cells. Solar conversion efficiencies in silicon solar cells can reach 20 per cent.

"This breakthrough will help speed up the development of plastic electronics and organic solar cells, and make them more readily available in the marketplace," said IMRE executive director, Professor Andy Hor.

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Products based on plastic electronics include disposable electronics, retail security sensor tags, flexible display devices such as electronic banners and e-paper, and smart packaging (such as packaging capable of detecting expired food items). The carbon-based materials do not pose the same hazardous waste problems as traditional electronics, which can add heavy metals to the waste stream.

With the development of IMRE's solar-friendly polymer, such products can power themselves through embedded solar cells.

Additional research into printing solar cells was recently announced by the Australian Government. Through a government-funded 'Clean energy future' programme, researchers at the University of Melbourne, the CSIRO Future Manufacturing Flagship, and Monash University will work with private sector companies on a AUS$7.2 million project to commercialise solar printing technologies.

Australia's Minister for Resources and Energy, Martin Ferguson, who launched the project in Melbourne last month, said in a statement, "This collaboration between researchers and industry partners will help commercialise the technology across a variety of potential applications, including for example as a coating for other material such as roofing steel."

The industry partners involved in the project are Australia-based BlueScope Steel, British-headquartered industrial film manufacturer Innovia Films and German technology firm Robert Bosch.

The hunt for the perfect polymeric materials isn't over. A research team at US based Harvard University has tapped into the vast resources of IBM's World Community Grid to methodically inspect millions of possible molecules for more efficient energy conversion.

The World Community Grid uses idle computer time donated from the personal computers of volunteers to speed up projects that require complex computer modelling, such as a research programme to discover which molecules interact best with water for more efficient water filtration. The use of computer modelling to reduce the time needed for laboratory research is an established method in the pharmaceuticals industry.

The aim of the Harvard project, called the 'Clean Energy Project', is to find materials with an energy conversion efficiency higher than 10 per cent. The team has screened 2.3 million molecules to date out of a planned 3.5 million. An article published this week in NatureNews.com notes that the project has produced promising compounds, which are being laboratory-tested at Stanford University.

Meanwhile, researchers in Singapore, Australia and other countries are eager to move forward with the commercialisation of printed electronics and solar products.

"Using low-cost and readily available organic materials to print solar cells through established industrial processes where we already have a competitive advantage offers the potential for solar cells to be manufactured at low-cost in Australia," said Mr Ferguson.

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